UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
(Check One):
☐ Form 10-K          ☐ Form 11-K          ☐ Form 20-F          ☒ Form 10-Q
For Period Ended: September 30, 2006
☐ Transition Report on Form 10-K           ☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F           ☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K
For Transition Period Ended:
Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I — Registrant Information

Full Name of Registrant:	Technical Olympic USA, Inc.

Former Name if Applicable:

Address of Principal Executive Office (Street and Number):	4000 Hollywood Boulevard, Suite 500N

City, State and Zip Code:	Hollywood, Florida 33021

Part II — Rule 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III — Narrative

State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or portion thereof could not be filed within the prescribed time period.
See Attachment A hereto

Part IV — Other Information

(1)	Name and telephone number of person to contact in regard to this notification:

Randy L. Kotler, Senior Vice
President, Interim
Chief Financial Officer and Chief
Accounting Officer	(954)	364-4016

(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify the report(s):
☒ Yes           ☐ No
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes           ☐ No
If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See Attachment B hereto.
Technical Olympic USA, Inc.
(Name of Registrant as specified in charter)
Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 13, 2006	By:	/s/ Randy L. Kotler
		Name:	Randy L. Kotler
		Title:	Senior Vice President, Interim Chief Financial Officer and Chief Accounting Officer

ATTACHMENT A TO FORM 12b-25
Form 10-Q for the Quarter Ended September 30, 2006
PART III — NARRATIVE
     Although the management of Technical Olympic USA, Inc. (the “Registrant”) has been working diligently to complete all required information for its Form 10-Q for the fiscal quarter ended September 30, 2006 (the “Form 10-Q”), the Registrant is unable to file its Form 10-Q within the prescribed time period without unreasonable effort or expense. The Registrant is changing its homebuilding reportable segments from a single reportable segment to four reportable segments consisting of its four major homebuilding geographic regions. As a result, the Registrant is unable to file its Form 10-Q within the prescribed time period because it is in the process of making the necessary changes to its financial statement presentation to reflect the change in reportable segments discussed above. The Registrant does presently expect that it will be able to file the Form 10-Q on or before the fifth calendar day following the prescribed due date.
ATTACHMENT B TO FORM 12b-25
     The Registrant anticipates that it will report a significant change in its results of operations for the three and nine months ended September 30, 2006 from the corresponding periods for the previous fiscal year. The Registrant anticipates that it will report a net loss of $80.0 million for the three months ended September 30, 2006, compared to net income of $70.3 million for the corresponding period in the previous fiscal year as a result of impairment charges of $203.9 million, including asset impairment charges, write-offs of deposits and pre-acquisition costs, and an impairment charge of $143.6 million related to the Registrant’s Transeastern Joint Venture.
     The Registrant anticipates that it will report net income of $42.6 million for the nine months ended September 30, 2006, compared to net income of $142.4 million for the corresponding period in the previous fiscal year.

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